Exhibit 99.5

NICE Actimize Wins 2024 FinTech Breakthrough Award for
“Best AML Solution” Highlighting AI-Focused Offerings

NICE Actimize’s AML solutions make use of best-in-class AI, data intelligence, graph analytics, anomaly detection, collective intelligence and a unified cloud platform

Hoboken, N.J.,– April 17, 2024-  NICE Actimize, a NICE (Nasdaq: NICE) business today announced that its entity-centric Anti-Money Laundering (AML) solutions have been selected as the winner of the “Best Anti-Money Laundering Solution ” award in the 8th annual FinTech Breakthrough Awards program conducted by FinTech Breakthrough, an independent market intelligence organization that recognizes the top companies, technologies and products in the global FinTech market today.

FinTech Breakthrough highlighted NICE Actimize’s family of AML solutions, including Suspicious Activity Monitoring (SAM10), Sanctions and Risk Screening (WL-X), Suspicious Transaction Activity Reporting (STAR), Customer Due Diligence (CDD-X), Currency Transaction Reporting (CTR), Customer Trust Profiles and Scores (X-Sight Entity Risk), Cryptocurrency Intelligence and Entity Resolution.

Noted FinTech Breakthrough judges, “This suite of technologies makes use of best-in-class AI, data intelligence, graph analytics, anomaly detection, collective intelligence and a unified cloud platform.”

“As we continue to modernize transaction monitoring components with key advancements in both AI and generative AI for AML, our customers will look to optimize efficacy and accuracy while achieving full compliance coverage and auditability,” said Craig Costigan, CEO, NICE Actimize. “As this award suggests, NICE Actimize is a breakthrough solutions provider in terms of the breadth and depth of functionality of its anti-money laundering solutions portfolio.”

“Key for agility, scalability and data insights, financial institutions across the globe have increased the use of external information and data integration in their AML/CFT systems, supported by more advanced technology, to identify high-risk relationships, suspicious transactions and networks,” said Steve Johansson, Managing Director, FinTech Breakthrough. “NICE Actimize’s breadth and depth of functionality of its AML solutions, including its Suspicious Activity Monitoring (SAM) transaction monitoring solution, helps financial institutions accomplish these steps and address the significant challenges facing global financial institutions today.”

The FinTech Breakthrough team also noted that, “NICE Actimize’s AML suite also supports all currencies, with daily exchange rates loaded into the solution, and can support any language character set that the client’s database supports, including language direction (RTL/LTR). Customers can opt to translate UI displays during the implementation process to ensure local personnel use the preferred language in that region.”

The FinTech Breakthrough Awards is the premier awards program founded to recognize the FinTech innovators, leaders and visionaries from around the world in a range of categories, including Digital Banking, Personal Finance, Lending, Payments, Investments, RegTech, InsurTech and many more.

For additional information:

•	For more on NICE Actimize’s anti-money laundering solutions, please click here.

About FinTech Breakthrough
Part of Tech Breakthrough, a leading market intelligence and recognition platform for technology innovation and leadership, the FinTech Breakthrough Awards program is devoted to honoring excellence in Financial Technologies and Services companies and products. The FinTech Breakthrough Awards provide public recognition for the achievements of FinTech companies and products in categories including Payments, Personal Finance, Wealth Management, Fraud Protection, Banking, Lending, RegTech, InsurTech and more. For more information visit FinTechBreakthrough.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@niceactimize.com  ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.